SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2020

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        )

Table of contents

•	Eni: model for notification of change in share capital - November 20, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: November 30, 2020

Eni: model for notification of change in share capital

Rome 20 November 2020 – Eni, pursuant to Article IA.2.3.4 of the Instructions to the Regulations of the Markets organized and managed by Borsa Italiana S.p.A., hereby provides notice of the new composition of the fully paid-up share capital following the cancellation of 28,590,482 treasury shares without par value as resolved by the Extraordinary and Ordinary Shareholders’ Meeting held on May 13, 2020.

The minutes of the Meeting and the By-laws were filed on June 04, 2020 with the Companies’ Register.

	Current Share Capital			Previous Share Capital
	Euro	N. of shares	Unit Value	Euro	N. of shares	Unit Value
Total of which:	4,005,358,876.00	3,605,594,848	-	4,005,358,876.00	3,634,185,330	1.00
Ordinary Shares[1] Current coupon: 35	4,005,358,876.00	3,605,594,848	-	4,005,358,876.00	3,634,185,330	1.00

1Regular entitlement: 01/01/2020

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

segreteriasocietaria.azionisti@eni.com

Web site: www.eni.com